UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF  1934.

Commission File Number				333-121185
CBD MEDIA HOLDINGS LLC
(Exact name of registrant as specified in its charter)
312 Plum Street, Suite 900 Cincinnati, Ohio 45202 (513) 397-6794
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9.25% Senior Notes due 2012
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
	Rule 12g-4(a)(1)(i)	[_]	Rule 12h-3(b)(1)(i)	[X]
	Rule 12g-4(a)(1)(ii)	[_]	Rule 12h-3(b)(1)(ii)	[_]
	Rule 12g-4(a)(2)(i)	[_]	Rule 12h-3(b)(2)(i)	[_]
	Rule 12g-4(a)(2)(ii)	[_]	Rule 12h-3(b)(2)(ii)	[_]
			Rule 15d-6	[_]
Approximate number of holders of record as of the certification or notice date:				None
Pursuant to the requirements of the Securities Exchange Act of 1934, CBD Media Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	October 31, 2007	By:	/s/ John S. Fischer
John S. Fischer General Counsel